UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Ping Identity Holding Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

72341T103
(CUSIP Number)

October 18, 2022
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐         Rule 13d-1(b)

☐         Rule 13d-1(c)

☒         Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Vista Equity Partners Fund VI, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0.00%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Vista Equity Partners Fund VI-A, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0.00%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons VEPF VI FAF, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0.00%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Vista Equity Partners Fund VI GP, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0.00%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons VEPF VI GP. Ltd.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0.00%
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons VEPF Management, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0.00%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons VEP Group, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0.00%
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons Robert F. Smith
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0.00%
12.	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer

Ping Identity Holding Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

1001 17th Street, Suite 100 Denver, Colorado 80202

Item 2(a).	Names of Persons Filing

This Amendment No. 3 to Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Act: (i) Vista Equity Partners Fund VI, L.P.; (ii) Vista Equity Partners Fund VI-A, L.P.; (iii) VEPF VI FAF, L.P.; (iv) Vista Equity Partners Fund VI GP, L.P.; (v) VEPF VI GP, Ltd.; (vi) VEPF Management, L.P.; (vii) VEP Group, LLC (collectively with Vista Equity Partners Fund VI, L.P., Vista Equity Partners Fund VI-A, L.P., VEPF VI FAF, L.P., Vista Equity Partners Fund VI GP, L.P., VEPF VI GP, Ltd. and VEPF Management, L.P., the “Vista Entities”), and (viii) Robert F. Smith (collectively with the Vista Entities, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2020, a copy of which is incorporated by reference as Exhibit 99.1 to this Statement, pursuant to which the Reporting Persons agreed to file the original Statement and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The principal business address of each of the Vista Entities is 4 Embarcadero Center, 20th Fl., San Francisco, California 94111.

The principal business address of Mr. Smith is c/o Vista Equity Partners, 401 Congress Drive, Suite 3100, Austin, Texas 78701.

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common stock, par value $0.001 per share.

Item 2(e).	CUSIP Number

72341T 103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

	(a)	Amount beneficially owned: 0 shares

	(b)	Percent of Class: 0.00%

	(c)	Number of shares as to which the Reporting Person has:

		(i)	Sole power to vote or to direct the vote: 0 shares

		(ii)	Shared power to vote or to direct the vote: 0 shares

		(iii)	Sole power to dispose or to direct the disposition of: 0 shares

		(iv)	Shared power to dispose or to direct the disposition of: 0 shares

The filing of this Statement shall not be construed as an admission that the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     October 19, 2022

VISTA EQUITY PARTNERS FUND VI, L.P.

By: Vista Equity Partners Fund VI GP, L.P.
Its: General Partner

By: VEPF VI GP. Ltd.
Its: General Partner

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Director

VISTA EQUITY PARTNERS FUND VI-A, L.P.

By: Vista Equity Partners Fund VI GP, L.P.
Its: General Partner

By: VEPF VI GP. Ltd.
Its: General Partner

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Director

VEPF VI FAF, L.P.

By: Vista Equity Partners Fund VI GP, L.P.
Its: General Partner

By: VEPF VI GP. Ltd.
Its: General Partner

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Director

VISTA EQUITY PARTNERS FUND VI GP, L.P.

By: VEPF VI GP. Ltd.
Its: General Partner

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Director

VEPF VI GP. LTD.

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Director

VEPF MANAGEMENT, L.P.

By: VEP Group, LLC
Its: General Partner

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Director

VEP GROUP, LLC

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

/s/ Robert F. Smith
Robert F. Smith

EXHIBIT LIST

Exhibit 99.1	Joint Filing Agreement, dated February 13, 2020, by and among Vista Equity Partners Fund VI, L.P., Vista Equity Partners Fund VI-A, L.P., VEPF VI FAF, L.P., Vista Equity Partners Fund VI GP, L.P., VEPF VI GP. Ltd., VEPF Management, L.P., VEP Group, LLC and Robert F. Smith (incorporated by reference to Exhibit A to that certain Schedule 13G filed on February 13, 2020 by the Reporting Persons with the Securities and Exchange Commission).